EXHIBIT 99.1

NEWS RELEASE

BIOFUEL REPORTS FOURTH QUARTER AND YEAR END 2009 RESULTS

DENVER, COLORADO – MARCH 29, 2010 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its fourth quarter and year end 2009 results.  Net income attributable to common shareholders was $6.9 million, or $.21 per diluted share, for the quarter ended December 31, 2009.  For the year ended December 31, 2009, the net loss attributable to common shareholders was $13.6 million, or $.57 per share.  For the quarter ended December 31, 2009, revenues totaled $120.4 million, which were comprised of $105.8 million from sales of ethanol and $14.6 million from sales of distillers grain.  For the year ended December 31, 2009, revenues totaled $415.5 million, comprised of $353.7 million from sales of ethanol and $61.8 million from sales of distillers grain.

Operating income for the fourth quarter was $11.7 million, which resulted from $105.8 million in cost of goods sold, including $73.1 million for corn, and $2.9 million in general and administrative expenses. The Company also had $2.9 million of interest expense in the fourth quarter, which resulted in net income of $8.8 million.  For the full year, our operating loss was $4.9 million, which resulted from $404.8 million in cost of goods sold, including $284.9 million for corn, and $15.6 million in general and administrative and other operating expenses.  During the year the Company had $14.9 million in interest expense, partially offset by $.1 million in interest income, which resulted in a net loss of $19.7 million for the year.

As tracked by the Company (using CBOT spot closing prices for corn and ethanol), crush spreads ranged from $0.06 per gallon to $0.68 per gallon during the year ended December 31, 2009, averaging $0.28 per gallon during the year, and during the fourth quarter ranged from $0.31 per gallon to $0.68 per gallon, with an average spread of $0.49 per gallon during that time.  During the first two months of 2010, by comparison, crush spreads ranged from $0.28 per gallon to $0.47 per gallon, with an average spread of $0.37 per gallon during that time.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “Overall we had a solid fourth quarter.  Our entire operations team can be proud of delivering on our first profitable quarter.  However, the more recent contraction in margins due to the narrowing of the spread between our cost of corn and the price of ethanol presents challenges for the first quarter of 2010”.

At December 31, 2009, amounts outstanding under the senior debt facilities included $195.4 in term loans and $16.5 million borrowed under the working capital facility.  At December 31, 2009, the Company held $6.1 million of cash and equivalents and equity totaled $77.9 million, including $5.7 million of noncontrolling interest.

The Company also reported that its auditors have included an explanatory paragraph with its audit opinion on the Company’s December 31, 2009 financial statements, expressing substantial doubt about the Company’s ability to continue as a going concern.  This explanatory paragraph was included primarily because the Company’s working capital facility will mature in September 2010, unless extended.

The Company plans to host a conference call on Tuesday, March 30, 2009 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 13119.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 153871.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640.6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
Summary Income Statement	2008	2009	2008	2009
Net sales	$89,026	$120,418	$179,867	$415,514
Cost of goods sold	95,143	105,839	199,163	404,750
Gross profit (loss)	(6,117)	14,579	(19,296)	10,764
General and administrative expenses:
Compensation expense	1,503	1,609	8,063	6,160
Other	574	1,267	8,981	9,327
Other operating expense	5	-	1,350	150
Operating income (loss)	(8,199)	11,703	(37,690)	(4,873)
Interest income	101	4	1,087	78
Interest expense	(4,199)	(2,870)	(5,831)	(14,906)
Other non-operating income (expense)	4	-	(1,781)	(1)
Loss on derivative financial instruments	-	-	(39,912)	-
Net income (loss)	(12,293)	8,837	(84,127)	(19,702)
Less: Net (income) loss attributable to the noncontrolling interest	5,406	(1,989)	43,262	6,072
Net income (loss) attributable to BioFuel Energy Corp. common shareholders	$(6,887)	$6,848	$(40,865)	$(13,630)

Income (loss) per share - basic attributable to BioFuel Energy Corp. common shareholders	$(0.43)	$0.27	$(2.65)	$(0.57)
Income (loss) per share - diluted attributable to BioFuel Energy Corp. common shareholders	$(0.43)	$0.21

Weighted average shares outstanding:
Basic	15,920	24,902	15,419	23,792
Diluted	15,920	32,593	-	-

Additional operational data
Ethanol sold (gallons, in thousands)	46,983	55,821	82,582	218,389
Dry distillers grain sold (tons, in thousands)	102.3	123.8	170.9	484.6
Wet distillers grain sold (tons, in thousands)	96.3	87.7	185.8	370.8
Average FOB price of ethanol sold (per gallon)	$1.58	$1.91	$1.85	$1.64
Average FOB price of dry distillers grain sold (per ton)	$123.14	$101.78	$133.68	$106.45
Average FOB price of wet distillers grain sold (per ton)	$34.79	$29.44	$37.21	$33.18
Average corn cost (per bushel)	$3.66	$3.67	$4.54	$3.61

	December 31,	December 31,
Summary Balance Sheet	2008	2009

Cash and equivalents	$12,299	$6,109
Accounts receivable	16,669	23,745
Inventories	14,929	20,885
Prepaid expenses	2,153	2,529
Restricted cash - current	612	-
Other current assets	203	325
Property, plant and equipment, net	305,350	284,362
Certificates of deposit - non-current	4,015	-
Debt issuance costs, net	7,917	6,472
Restricted cash - non-current	1,003	-
Other non-current assets	574	2,348
Total assets	$365,724	$346,775

Total current liabilities	$38,157	$40,830
Long-term debt, net of current portion	226,351	220,754
Tax increment financing, net of current portion	5,887	5,591
Derivative financial instrument, net of current portion	83	-
Other non-current liabilities	487	1,705
Total liabilities	270,965	268,880
BioFuel Energy Corp. stockholders' equity	80,690	72,235
Noncontrolling interest	14,069	5,660
Total equity	94,759	77,895
Total liabilities and stockholders' equity	$365,724	$346,775

Total shares outstanding at March 25, 2010 (a)	32,571,720

(a)	Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com